January 28, 2022

VIA EDGAR TRANSMISSION

Mr. Joseph Klinko and Ms. Lilly Dang

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re:	Chesapeake Utilities Corporation

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 24, 2021

File No. 001-11590

Dear Mr. Klinko and Ms. Dang:

Chesapeake Utilities Corporation (“we” or “our”), is submitting this letter in response (this “Response Letter”) to the comment letter, dated January 12, 2022, received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and as filed with the Commission on February 24, 2021 (the “2020 10-K”).

For ease of recognition within the contents of this letter, the Staff’s comments appear in bold italics with our response documented below.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis, page 25

1.

We note that in response to prior comment one, you propose to relabel your non-GAAP measure from Gross Margin to Contribution Margin, and to provide a reconciliation from Operating Income to Contribution Margin, though extended to also show your incomplete cost of sales measure as a reconciling item between Contribution Margin and Revenues.

You indicate that you will provide parenthetical notations on the incomplete cost of sales measures in future filings, to identify depreciation and amortization as the excluded amount. However, the reconciliation proposed includes a parenthetical notation along with the incomplete cost of sales measure, referencing the “items shown above,” which seems to imply that all operations and maintenance expenses, a gain from settlement, and other taxes are similarly attributable to cost of sales, and that your measure of operating income is thereby the same as gross margin in accordance with GAAP. We previously observed that some costs within operations and maintenance expenses appeared to be attributable to cost of sales based on your description on page 60. Please clarify the extent to which all of the costs referenced above, from your proposed disclosure, are in your view appropriately attributable to costs of sales, in accordance with GAAP.

Given the nature of your non-GAAP measure, we continue to believe that you will need to present Gross Margin in accordance with GAAP as the most comparable measure for use in the reconciliation, which should be distinct and apart from any incremental comparisons or reconciliations to operating income or to revenues. If you choose to present such incremental disclosures utilizing the non-GAAP measure, these should be accompanied by corresponding disclosures utilizing Gross Margin in accordance with GAAP, having equal or greater prominence. We issue prior comment one.

Our Response:

We respectfully acknowledge the Staff’s comments regarding the use of the term “Gross Margin” in the Company’s public disclosures. We have historically referenced “Gross Margin” as a non-GAAP measure defined as operating revenues less cost of sales, which excluded depreciation and amortization. In order to better distinguish this non-GAAP measure from the term “Gross Margin” as defined in GAAP, we will rename the term “Gross Margin” to “Adjusted Gross Margin” in our future filings, earnings releases and investor presentations.

In addition, and in accordance with Item 10(e)(1)(i)(B) of Regulation S-K, our future filings will also include additional disclosure to reconcile non-GAAP Adjusted Gross Margin to GAAP Gross Margin. For illustrative purposes, we propose amending our Management’s Discussion and Analysis of Financial Condition and the Results of Operations (“MD&A”) beginning with our Annual Report on Form 10-K for the year ended December 31, 2021 (“2021 Form 10-K”) to include the disclosures detailing (i) a description of management’s use of Adjusted Gross Margin as a non-GAAP measure and (ii) the appropriate reconciliation to GAAP Gross Margin as the most comparable measure.

We propose revising the beginning portion of the MD&A to conform with the section entitled “Illustrative Example 1” in Attachment A to this Response Letter, which would appear on or about page 25 based on our 2020 Form 10-K. To provide further clarity, the details provided in Illustrative Example 1 would be presented for all periods required within the 2021 Form 10-K.

We also propose conforming the presentation of financial results presented throughout the MD&A section to clarify our use of Adjusted Gross Margin as a non-GAAP measure and direct readers to disclosure related to GAAP Gross Margin at the beginning of the MD&A. We refer you to “Illustrative Example 2” in Attachment A to this Response Letter, which would appear on or about page 33 based on our 2020 Form 10-K. Similarly, we would propose making similar revisions to our disclosures on or about page 35 based on our 2020 Form 10-K.

In addition to these proposed changes related to the use of non-GAAP Adjusted Gross Margin in our MD&A, we also propose revising certain line items in our Consolidated Statements of Income included within Item 8. Financial Statements and Supplementary Data. Specifically, we propose revising (i) the line item labeled as “Regulated Energy cost of sales” to “Regulated Energy natural gas and electricity costs” and (ii) the line item labeled as “Unregulated Energy and other cost of sales” to “Unregulated Energy natural gas, propane and other costs.” We believe revising these financial statement line items will further clarify that these costs should not be considered a complete measure of cost of sales, which would include depreciation, amortization and certain operating costs associated directly with revenue producing activities.

Finally, the changes we are proposing in the MD&A section and the Consolidated Statements of Income would be presented in a similar manner in our earnings releases and investor presentations prospectively.

If any items require further clarification, please contact me at 302-363-2467 or in my absence, Michael Galtman, Senior Vice President and Chief Accounting Officer at 302-217-7036.

Respectfully,

/s/ Beth W. Cooper

Executive Vice President, Chief Financial Officer and Assistant Corporate Secretary

Cc:	Jeffry M. Householder, Chesapeake Utilities Corporation

Michael D. Galtman, Chesapeake Utilities Corporation

Attachment A

Illustrative Example 1.

ITEM 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section provides management’s discussion of Chesapeake Utilities and its consolidated subsidiaries, with specific information on results of operations, liquidity and capital resources, as well as discussion of how certain accounting principles affect our financial statements. It includes management’s interpretation of our financial results and our operating segments, the factors affecting these results, the major factors expected to affect future operating results as well as investment and financing plans. This discussion should be read in conjunction with our consolidated financial statements and notes thereto in Item 8, Financial Statements and Supplementary Data.

Several factors exist that could influence our future financial performance, some of which are described in Item 1A, Risk Factors. They should be considered in connection with forward-looking statements contained in this Annual Report, or otherwise made by or on behalf of us, since these factors could cause actual results and conditions to differ materially from those set out in such forward-looking statements.

In the fourth quarter of 2019, we completed the sale of the assets and contracts of PESCO. As a result, PESCO’s results for all periods presented have been separately reported as discontinued operations.

In March 2020, the CDC declared a national emergency due to the rapidly growing outbreak of COVID-19. In response to this declaration and the rapid spread of COVID-19 within the United States, federal, state and local governments throughout the country imposed varying degrees of restrictions on social and commercial activity to promote social distancing in an effort to slow the spread of the illness. These restrictions have continued to significantly impact economic conditions in the United States in 2020 and will continue into 2021. Chesapeake Utilities is considered an “essential business,” which allows us to continue operational activities and construction projects while the social distancing restrictions remain in place. In response to the COVID-19 pandemic and related restrictions, we implemented our pandemic response plan, which includes having all employees who can work remotely do so in order to promote social distancing and providing personal protective equipment to field employees to reduce the spread of COVID-19.

For the year ended December 31, 2020, the estimated impacts that COVID-19 had on our earnings were approximately $1.0 million, primarily driven by reduced consumption of energy largely in the commercial and industrial sectors and incremental expenses associated with COVID-19, including protective personal equipment, bad debt expense and premium pay for field personnel. The additional operating expenses we incurred support the ongoing delivery of our essential services during these unprecedented times. In the fourth quarter of 2020, we established regulatory assets for the net incremental expense incurred for our natural gas and electric distribution businesses as currently authorized by the Delaware, Maryland and Florida PSCs. We are committed to communicating timely updates and will continue to monitor developments affecting our employees, customers, suppliers, stockholders and take additional precautions as warranted to operate safely and to comply with the CDC, Occupational Safety and Health Administration, state and local requirements in order to protect its employees, customers and the communities. Refer to Item 8, Financial Statements and Supplementary Data, Note 19, Rates and Other Regulatory Activities, for further information on the potential deferral of incremental expenses associated with COVID-19.

Earnings per share information is presented on a diluted basis, unless otherwise noted.

GAAP Reconciliation to Non-GAAP Measures

We include the use of the term “Adjusted Gross Margin” which is a non-GAAP measure throughout our discussion on operating results. Adjusted Gross Margin is calculated by deducting the purchased cost of natural gas, propane and electricity and the cost of labor spent on direct revenue-producing activities from operating revenues. The costs included in Adjusted Gross Margin exclude depreciation and amortization and certain costs presented in operations and maintenance expenses in accordance with regulatory requirements. Adjusted Gross Margin should not be considered an alternative to Gross Margin under US GAAP which is defined as the excess of sales over cost of goods sold. We believe that Adjusted Gross Margin, although a non-GAAP measure, is useful and meaningful to investors as a basis for making investment decisions. It provides investors with information that demonstrates the profitability achieved by us under our allowed rates for regulated energy operations and under our competitive pricing structures for our unregulated energy operations. Our management uses Adjusted Gross Margin as one of the financial measures in assessing our business units’ performance. Other companies may calculate Adjusted Gross Margin in a different manner.

	For the Year Ended December 31, 2020
(in thousands)	Regulated Energy	Unregulated Energy	Other and Eliminations	Total
Operating Revenues	$352,746	$152,526	$(17,074)	$488,198
Cost of Sales:
Natural gas, propane and electric costs	(91,994)	(62,780)	16,836	(137,938)
Depreciation & amortization	(46,079)	(11,988)	(50)	(58,117)
Operations & maintenance expense (1)	(31,238)	(22,915)	298	(53,855)

Gross Margin (GAAP)	183,435	54,843	10	238,288
Operations & maintenance expense	31,238	22,915	(298)	53,855
Depreciation & amortization	46,079	11,988	50	58,117

Adjusted Gross Margin (Non-GAAP)	$260,752	$89,746	$(238)	$350,260

	For the Year Ended December 31, 2019
(in thousands)	Regulated Energy	Unregulated Energy	Other and Eliminations	Total
Operating Revenues	$343,006	$154,150	$(17,551)	$479,605
Cost of Sales:
Natural gas, propane and electric costs	(102,803)	(68,884)	17,186	(154,501)
Depreciation & amortization	(35,227)	(10,130)	(67)	(45,424)
Operations & maintenance expense (1)	(30,218)	(22,025)	335	(51,908)

Gross Margin (GAAP)	174,758	53,111	(97)	227,772
Operations & maintenance expense	30,218	22,025	(335)	51,908
Depreciation & amortization	35,227	10,130	67	45,424

Adjusted Gross Margin (Non-GAAP)	$240,203	$85,266	$(365)	$325,104

(1)

Operations & maintenance expenses within the Consolidated Statements of Income are presented in accordance with regulatory requirements and to provide comparability within the industry. Operations & maintenance expenses which are deemed to be directly attributable to revenue-producing activities have been separately presented above in order to calculate Gross Margin as defined under US GAAP.

2020 to 2019 Gross Margin (GAAP) Variance – Regulated Energy

Gross Margin (GAAP) for the Regulated Energy segment for 2020 was $183.4 million, an increase of $8.7 million, or 5.0 percent, compared to 2019. In the fourth quarter of 2020, we established $1.9 million of regulatory assets based on the estimated net incremental expense resulting from the COVID-19 pandemic for our natural gas distribution and electric businesses as currently authorized by the Delaware, Maryland and Florida PSCs. Excluding the estimated unfavorable COVID-19 impacts of $4.2 million for the year, Gross Margin (GAAP) increased $12.9 million as a result of the Hurricane Michael regulatory proceeding settlement, operating results from expansion projects completed by Eastern Shore and Peninsula Pipeline, organic growth in our natural gas distribution businesses, contribution from the Elkton Gas acquisition and additional GRIP investments. These increases were offset by lower customer consumption driven primarily by milder weather; higher depreciation and amortization, including amortization of the regulatory asset associated with the Hurricane Michael regulatory proceeding settlement; new expenses associated with the acquisition of Elkton Gas; and higher other operating expenses.

2020 to 2019 Gross Margin (GAAP) Variance – Unregulated Energy

Gross Margin (GAAP) for the Unregulated Energy segment for 2020 was $54.8 million, an increase of $1.7 million compared to 2019. Excluding the estimated COVID-19 impacts of $1.7 million, Gross Margin (GAAP) increased $3.4 million due to the acquisitions of the Boulden and Western Natural Gas propane assets, higher retail propane volumes and fees, increased demand for Marlin Gas Services’ CNG transportation services and higher rates for Aspire Energy. These increases were partially offset by reduced volumes from overall warmer temperatures and higher depreciation and amortization expenses associated with recent acquisitions.

Illustrative Example 2.

REGULATED ENERGY

For the Year Ended December	2020	2019	Increase (decrease)	2019	2018	Increase (decrease)
(in thousands)
Operating Revenues	$352,746	$343,006	$9,740	$343,006	$345,281	$(2,275)
Natural gas and electric costs	91,994	102,803	(10,809)	102,803	121,828	(19,025)

Adjusted Gross Margin (1)	260,752	240,203	20,549	240,203	223,453	16,750

Operations & maintenance	104,379	102,099	2,280	102,099	97,741	4,358
Gain from a settlement	(130)	(130)	—	(130)	(130)	—
Depreciation & amortization	46,079	35,227	10,852	35,227	31,876	3,351
Other taxes	18,300	16,423	1,877	16,423	14,751	1,672

Other operating expenses	168,628	153,619	15,009	153,619	144,238	9,381

Operating Income	$92,124	$86,584	$5,540	$86,584	$79,215	$7,369

(1)

Adjusted Gross Margin is a non-GAAP measure utilized by Management to review business unit performance. For a more detailed discussion on the differences between Gross Margin (GAAP) and Adjusted Gross Margin, see GAAP Reconciliation to Non-GAAP Measures presented above.

2020 compared to 2019

Operating income for the Regulated Energy segment for 2020 was $92.1 million, an increase of $5.5 million, or 6.4 percent, compared to 2019. In the fourth quarter of 2020, we established $1.9 million of regulatory assets based on the estimated net incremental expense resulting from the COVID-19 pandemic for our natural gas distribution and electric businesses as currently authorized by the Delaware, Maryland and Florida PSCs. Excluding the estimated unfavorable COVID-19 impacts of $4.2 million for the year, operating income increased $9.7 million as a result of the Hurricane Michael regulatory proceeding settlement, operating results from expansion projects completed by Eastern Shore and Peninsula Pipeline, organic growth in our natural gas distribution businesses, contributions from the Elkton Gas acquisition and additional GRIP investments. These increases were offset by lower customer consumption driven primarily by milder weather; higher depreciation, amortization and property taxes, including amortization of the regulatory asset associated with the Hurricane Michael regulatory proceeding settlement; new expenses associated with Elkton Gas; and higher other operating expenses.